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                              March 22, 2023

       Alan Yue Zhuo
       Chief Financial Officer
       DiDi Global Inc.
       No. 1 Block B, Shangdong Digital Valley
       No. 8 Dongbeiwang West Road
       Haidian District, Beijing
       People   s Republic of China

                                                        Re: DiDi Global Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
February 13, 2023
                                                            File No. 001-40541

       Dear Alan Yue Zhuo:

              We have reviewed your February 13, 2023 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 13, 2023 letter.

       Annual Report on Form 20-F filed May 2, 2022

       Key Information, page 6

   1. We note your response to comment 4. Specifically, we note your indication that on
                                                        January 16, 2023, as
approved by the Cybersecurity Review Office, the company has resumed DiDi Chuxing's
registration of new users. Clarify whether this also results in the restoration to app
stores of the 26 apps you are operating in China. If not, explain why not and any additional
steps necessary for restoration. Also, revise to clarify whether the
                                                        January 16, 2023
approval reflects the culmination and closure of the review by the
                                                        Cybersecurity Review
Office and, if not, what additional actions remain for you or the
                                                        Office. Make similar
revisions to your risk factor entitled "We have been subject to cybersecurity
review...," which appears on page 15.
 Alan Yue Zhuo
DiDi Global Inc.
March 22, 2023
Page 2

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameAlan Yue Zhuo                           Sincerely,
Comapany NameDiDi Global Inc.
                                                          Division of
Corporation Finance
March 22, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName